

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2024

Denis Phares
Chief Executive Officer
Dragonfly Energy Holdings Corp.
1190 Trademark Drive #108
Reno, Nevada 89521

> **Re: Dragonfly Energy Holdings Corp.**
> **Post-Effective Amendment to Registration Statement on Form S-1 on**
> **Registration Statement on Form S-3**
> **Filed on June 21, 2024**
> **File No. 333-272401**

Dear Denis Phares:

We have reviewed your post-effective amendment and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment to Registration Statement on Form S-1 on Registration Statement on Form S-3

General

1. Please provide us with your analysis as to how you satisfy the eligibility requirements of Form S-3, specifically Item I.A.3 to Form S-3. In this regard, we note that the Form 8-K filed on March 4, 2024 related to the January 2024 private placement of an unsecured convertible promissory note. It appears that Item 3.02 was omitted and this Form 8-K does not appear to have been timely filed, given that the relevant event date was January 24, 2024. Conversely, the other Form 8-K you filed on March 4, 2024 did include Item 3.02 and that Form 8-K appears to involve a substantially similar transaction as the January 2024 private placement. Please advise, or re-file your registration statement on the appropriate form.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Steven M. Skolnick